02022472

ES AND EXCHANGE COMMISSION
HINGTON, D.C. 20549

VF 4-26-02

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8- 48057

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DBA: S. K. INVESTMENTS

(SHREE KRISN INVESTMENTS, INC.)

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

3030 N. CENTRAL AVENUE, # 2

(No. and Street)

CHICAGO — IL — 60634-5300

(City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED APR 17 2002 WASH. D.C. 164

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HEMANT MODI — 773-637-9938

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name -- if individual, state last, first, middle name)

NILESH TOPIWALA CPA

9418 W. IRVING PARK ROAD, SCHILLER PARK, IL 60176

(ADDRESS) Number and Street — City — State — Zip Code

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 02 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (1-78)

OATH OR AFFIRMATION

I, Hemant Modi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S. K. Investments, as of 12/31/01, 19 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Account of S. K. Investments Proprietary account.

"OFFICIAL SEAL"
Gloria Cowan
Notary Public, State of Illinois
My Commission Expires Apr. 30, 2005

[signature]
Notary Public

[signature]
Signature

Financial Operations Principal
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition
- ☑ (c) Statement of Income (loss)
- ☑ (d) Statement of Changes in Financial Condition
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDIT REPORT
OF
SHREE KRISN INVESTMENT, INC.
FOR THE YEAR ENDED DECEMBER 31,2001

NILESH TOPIWALA,CPA
9418 W Irving Park Road
Schiller Park IL 60176
TEL (847) 671-0230
FAX(847)-678-0271

Report of Independent Public Accountant

To the Stockholders and the Board of Directors of
Shree Krisn Investments, Inc.

I have audited the accompanying balance sheet of Shree Krisn Investments, Inc. as of December 31, 2001 and the related statements of income, retained earnings and cash flows. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, no material differences were noted in audited computation of net capital and the unaudited Part II or part II A. Further, no material inadequancies were found to exist.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Shree Krisn Investments, Inc. as of December 31, 2001 and the results of their operations and their cash flows for the year then ended in conformity with accepted accounting principles.

NILESH TOPIWALA,C.P.A.
SCHILLER PARK , IL 60176.
April 10, 2002

SHREE KRISN INVESTMENTS, INC.
RECONCILIATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31,2001

		AS PER AUDITED REPORT	AS PER PART II A
BEGINNING NET WORTH		104,095	104,095
INCOME YEAR TO DATE			
INCOME	12,546		
EXPENSE	7,561	4,985	4,985
ADJUSTED NET WORTH		109,080	109,080
SUBORDINATED LOANS			
TOTAL AVAILABLE CAPITAL		109,080	109,080
LESS: NONALLOWABLE CAPITAL			
PROPERTY & EQUIPMENT (NET OF DEPRECIATION)		0	0
ORGANIZATION COST (NET OF DEPRECIATION)		0	0
		109,080	109,080
TENTATIVE NET CAPITAL		109,080	109,080
LESS:			
HAIRCUTS ON EQT. SECURUTIES-15% OF 71,740		10,761	10,761
NET CAPITAL		98,319	98,319

SHREE KRISN INVESTMENTS, INC.
Balance Sheet
December 31, 2001

Assets

Current Assets		
Investment	$ 71,739.84	
Money Market Account	12,339.53	
Total Current Assets		$ 84,079.37
Fixed Assets		
Equipment	2,436.00	
Accumulated Depreciation	(2,436.00)	
Other Assets		
Organization Costs	4,265.00	
Deposits-RPR	25,000.00	
Accum Amort - Organiz. Costs	(4,265.00)	
Total Other Assets		25,000.00
Total Assets		$ 109,079.37

SHREE KRISN INVESTMENTS, INC.
Balance Sheet
December 31, 2001

Liabilities and Equity

Current Liabilities		
Long Term Liabilities		
Equity		
Common Stock	100.00	
Equity	69,836.00	
Retained Earnings	34,158.82	
Current Income (Loss)	4,984.55	
Total Equity		109,079.37
Total Liabilities & Equity		$ 109,079.37

SHREE KRISN INVESTMENTS, INC.
Income Statement
For the Period Ended December 31, 2001

		12 Months Ended Dec. 31, 2001	Pct
Revenue			
Unrealised Gains	$	(704.89)	(5.62)
Commissions		11,825.31	94.26
Interest & Dividend Income		1,425.36	11.36
Total Revenue		12,545.78	100.00
Operating Expenses			
Accounting		600.00	4.78
Bank Service Charges		105.00	0.84
Licenses & Fees		263.78	2.10
Postage		36.75	0.29
Telephone		2,937.06	23.41
Commissions		3,616.41	28.83
Other Tax		2.23	0.02
Total Expenses		7,561.23	60.27
Operating Income		4,984.55	39.73
Net Income (Loss)	$	4,984.55	39.73

SHREE KRISN INVESTMENTS, INC.
Statement of Cash Flows
For the Period Ended December 31, 2001
Increase (Decrease) in Cash or Cash Equivalents

Cash Flow from Operating Activities		
Net Income (Loss)		$ 4,984.55
Adjustments to Reconcile Cash Flow		
Decrease (Increase) in Current Assets		
Increase (Decrease) in Current Liabilities		
Cash Provided (Used) by Operations		4,984.55
Cash Flow From Investing Activities		
Sales (Purchases) of Assets		
Cash Flow From Financing Activities		
Cash (Used) or provided by:		
Equity	0	
Cash Provided (Used) by Financing		
Net Increase (Decrease) in Cash		4,984.55
Cash at Beginning of Period		79,094.82
Cash at End of Period		$ 84,079.37

Shree Krisn Investments, Inc.

Statement of changes in stock holder's equity, for 12 months ending 12/31/01

Total stockholder's equity as of 12/31/2000	$ 104,094.82
Total stockholder's equity as of 12/31/2001	$ 109,079.37
Changes in stockholder's equity during the year 2001	$ 4,984.55

Statement of Changes in liabilities subordinated to claims of creditors:
For 12 months ending 12/31/2001

Liabilities subordinated to claims of creditors as of 12/31/2000	$ 0.00
Liabilities subordinated to claims of creditors as of 12/31/2001	$ 0.00
Changes in liabilities subordinated to claims of creditors During above 12 months	$0.00

SHREE KRISN INVESTMENTS, INC.
SCHEDULE OF CURRENT ASSETS
December 31,2001

INVESTMENT

INVESTMENTS	153,986.14	
INVESTMENTS-Change In Value	82,246.30	
TOTAL INVESTMENT		$ 71,739.84
		=========